ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:      (604) 688-8656

Facsimile:       (604) 688-8654

Website: www.accelrate.com

NEWS RELEASE

APS-38

May 12, 2005

TSX Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

AccelRate Appoints Canadian Distributor

for Materials Handling Aftermarket Industry Sales

Vancouver, B.C, May 12, 2005 – AccelRate Power Systems announced today the appointment of Carney Battery Handling Ltd. (Carney) for the sale and distribution of AccelRate’s private label line of rapid battery chargers in Canada. This follows the signing of a license agreement with Hawker Powersource, announced on April 7, 2005, as the manufacturer of AccelRate battery chargers for motive applications.

Carney is the undisputed battery handling market leader in Canada. Carney will market, distribute and sell AccelRate’s patented charging products to the material handling industry’s aftermarket throughout Canada. Products utilizing AccelRate’s technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

“Carney is a dominant player in the Canadian materials handling industry and we look forward to working with them as a valued distributor,” said Reimar Koch, President and Chief Executive Officer for AccelRate Power Systems. “This presents a significant opportunity for both companies to combine our individual strengths and meet the growing demand for rapid battery chargers in the Canadian marketplace.”

AccelRate’s superior battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Carney Battery Handling Ltd. (www.carneybatteryhandling.com) is Canada’s leading manufacturer and distributor of battery handling equipment for the material handling industry, with sales and distribution worldwide.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Debby Harris

(604) 688-8656

Reimar Koch

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.